

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Steve Carnes
Cheif Executive Officer
GEMZ Corp. NV
2180 N. Park Avenue, Suite 200
Winter Park, FL 32789

Re: GEMZ Corp. NV
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed August 8, 2023
File No. 024-12239

Dear Steve Carnes:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eric Newlan